Patterson Companies, Inc.

1031 Mendota Heights Road

St. Paul, MN 55120

VIA EDGAR

March 20, 2009

Ms. Tia Jenkins

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, DC 20549

Re:	Patterson Companies, Inc. Form 10-K for Fiscal Year Ended April 26, 2008 Filed June 25, 2008 File No. 000-20572

Dear Ms. Jenkins:

We are responding to your letter dated February 20, 2009. Our responses follow the comments in your letter, which are presented in bold type.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

1.	Please discuss, in a separately-captioned section, your off-balance sheet arrangements that have or are reasonably like to have a current or future effect on your financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, or capital expenditures that are material to investors. Your disclosure should include the items specified in paragraphs (a)(4)(i)(A) through (D) of Item 303 of Regulation S-K.

We will include a separately-captioned section which references our financial statement footnote on customer financing (Note 6 of the Consolidated Financial Statements of Patterson Companies, Inc. in our filing on Form 10-K for the fiscal year ended April 26, 2008) in our future 10-K filings and include any additional relevant disclosures of our off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, or capital expenditures that are material to investors. Such disclosure will include the items required by paragraph (a)(4)(i)(A) through (D) of Item 303 of Regulation S-K.

Contractual Obligations, page 38

2.	It appears that you have not included interest payments in your table of contractual obligations. Please tell us why you have not discussed your interest payments either directly in the table of contractual obligations or as a footnote to the table. Please refer to footnote 46 in SEC Release 33-8350 for additional guidance.

Ms. Tia Jenkins

Re: Patterson Companies, Inc.

March 20, 2009

We concluded that additional information regarding interest payments was not material. Upon considering the staff’s comment, we do believe that a discussion of interest payments would enhance the overall disclosure of the Company’s cash requirements. Accordingly, we will disclose our interest payments in the table of contractual obligations in our future Form 10-K filings.

Consolidated Financial Statements, page 44

Note 11, Segment and Geographic Data, page 63

3.	Please tell us why you aggregate the corporate office general and administrative expenses with the dental supply segment rather than present them separately in the reconciliation of segment totals to consolidated totals.

This aggregation is consistent with the measurement used by the Company’s chief operating decision maker. Our dental supply segment is headquartered at the Company’s principal executive offices and the majority of the corporate office general and administrative expenses directly support the dental supply segment. Our rehabilitation supply and veterinary supply segments have separate headquarters located in Illinois and Massachusetts, respectively, and the related general and administrative expenses of those locations are aggregated with the other expenses of their respective segment.

Certifications Pursuant to Section 302, Exhibit 31

4.	Please remove the title of the certifying individual from the introductory line of the certifications in accordance with Item 601(b)(31) of Regulation S-K.

The Company’s future certifications pursuant to Section 302 will exclude the title of the certifying individual from the introductory line of the certifications.

Patterson Companies, Inc. acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Ms. Tia Jenkins

Re: Patterson Companies, Inc.

March 20, 2009

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or have any questions, please call me at 651-686-1769.

Sincerely,

/s/ R. Stephen Armstrong
R. Stephen Armstrong
Executive Vice President, Chief Financial
Officer and Treasurer

cc:	James W. Wiltz, Chief Executive Officer Andre B. Lacy, Audit Committee Chairman Stephen Stenbeck, Ernst & Young, LLP Matthew L. Levitt, Secretary and General Counsel